SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2013

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File No. 000-14719

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Atlantic Southeast Airlines, Inc. Investment Savings Plan

*Other supplemental schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statements of assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2013 and 2012, and the changes in assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 27, 2014

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statements of Assets Available for Benefits

	As of December 31,
	2013	2012

Assets:
Investments, at fair value	$239,967,527	$190,608,837

Receivables:
Participant	366,224	354,946
Employer	186,573	172,586
Notes receivable from participants	5,523,710	4,990,368
Total receivables	6,076,507	5,517,900

Assets available for benefits, at fair value	246,044,034	196,126,737

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	62,952	(392,698)

Assets available for benefits	$246,106,986	$195,734,039

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2013

Additions:
Contributions:
Participant	$14,398,651
Employer	6,304,996
Total contributions	20,703,647

Interest income on notes receivable from participants	245,853

Net investment income :
Interest and dividends	6,887,124
Net appreciation in fair value of investments	35,466,512
Total net investment income	42,353,636

Total additions	63,303,136

Deductions:
Distributions to participants	12,856,162
Administrative expenses	74,027
Total deductions	12,930,189

Net increase in assets available for benefits	50,372,947

Assets available for benefits:

Beginning of the year	195,734,039

End of the year	$246,106,986

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of ExpressJet Airlines, Inc. (the “Company”, “Plan Sponsor” or the “Employer”).  Employees become eligible to enroll on the enrollment date following the date of completion of 90 days of continuous employment.  The enrollment dates for the Plan are January 1, April 1, July 1, and October 1 of each year.

The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses.  The allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan.  Investment options include mutual funds, a common/collective trust fund, and SkyWest, Inc. common stock.  Participants may change their elections or transfer investments between funds at any time.

Participants with common stock of SkyWest, Inc. in their accounts may direct the sale of the stock and the investment of the resulting proceeds into other investments offered by the Plan.

Contributions

Each year, participants are able to contribute up to 50% of their pretax annual compensation, as defined by the Plan.  Contributions are limited by the IRC, which established a maximum contribution of $17,500 ($23,000 for participants age 50 and older) for the year ended December 31, 2013.  Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans.

The Company may make a discretionary matching contribution of up to 8% of a participant’s eligible compensation, as defined by the Plan.  Allocation of this matching contribution is further subject to a factor based on years of service for participants and ranges from 20% to 75%, regardless of the date of participation.

Employer matching contributions are awarded to employees who work at least 1,000 hours each year and have at least one year of service. Once the length of service provision is met, the employee is eligible for matching contributions for the following Plan year, which begins on January 1.

Vesting

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for two years of service, increasing to 20% per year thereafter until full vesting after six years of service.

Payment of Benefits

Upon termination, participants, or their beneficiaries, may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period.  The full value of benefits are payable to the participant upon normal or postponed retirement, or total or permanent disability, or to beneficiaries upon death of the participant.

Plan Termination

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time in accordance with the provisions of ERISA, provided that amendments will not divert a vested interest or permit any part of the fund to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries.  If the Plan is terminated, each participant’s account will become fully vested.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their deferred vested account balances.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce future matching contributions of the Company. During the year ended December 31, 2013, the forfeiture account received forfeitures of approximately $150,000 earned approximately $1,000, and used approximately $181,000 of forfeitures to reduce Company contributions.  The forfeitures account had a balance of approximately $126,000 and $156,000 as of December 31, 2013 and 2012, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Stable Asset Fund operated and maintained by JPMorgan Chase Bank, N.A.  The statements of assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment to the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in assets available for benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition

The Stable Asset Fund reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by the funds’ trustees and (b) the fair values of the funds’ investments in externally managed collective investment funds as determined by those funds’ trustees.  The Stable Asset Fund’s contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; and (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).

The Plan Administrators do not believe that the occurrence of any event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Investment earnings are automatically reinvested into the fund from which they were derived.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrators deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Plan pays substantially all administrative expenses of the Plan, other than legal and accounting fees, which are paid by the Plan Sponsor.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period, and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

3.  Investments

During the year ended December 31, 2013, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Large Cap Mutual Funds	$19,386,844
Small Cap Mutual Funds	4,880,353
Balanced Mutual Funds	3,926,131
International Mutual Funds	3,431,331
Mid Cap Mutual Funds	2,655,286
Participant-directed brokerage accounts	957,737
Collective Trust	409,423
SkyWest, Inc. common stock	331,424
Fixed Income Mutual Funds	(512,017)

$35,466,512

The carrying values of individual investments that represent 5 percent or more of the Plan’s assets available for benefits are as follows:

	December 31,
	2013	2012

JP Morgan Large Cap Growth-R6	$38,982,270	$29,972,126
JP Morgan Stable Asset Income Fund-F	30,030,959	21,941,893
JP Morgan Equity Index-CF	22,191,998	15,813,455
Buffalo Small Cap	19,777,759	13,247,807
American Century Investments Equity Income Fund - Inst	18,732,574	15,771,500
JP Morgan Smart Retirement Fund 2040-Inst	14,865,040	10,719,995
PIMCO Total Return - Admin	*	10,973,940

*      Amount was not 5 percent or more of the Plan’s assets for 2013.

4.  Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  U.S. GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value, with the following three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset, based on the best information available.

The JP Morgan Stable Asset Income Fund-F (the “Stable Asset Fund”) and the JP Morgan Equity Index-CF Fund (the “Equity Index Fund”) are valued at the net asset value (NAV) of units of the respective funds. The NAV, as provided by the respective fund trustees, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Stable Asset Fund is designed to provide safety of principal with consistency of returns with minimal volatility by employing a strategy of investing in investment contracts and security-backed contracts while employing broad diversification among contract issuers and underlying securities. The Plan Sponsor is able to redeem the investment in the Stable Return Fund by providing a 12-month notice. Although the notice requirement is 12 months, JP Morgan Chase Bank, N.A. has indicated it has the ability to redeem the investment sooner. There are no other significant restrictions on the ability to redeem the investment.

The Equity Index Fund is designed to seek investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor’s 500 Composite Stock Price Index by investing mainly in stocks included in the S&P 500 Index, but may also invest in stock index futures and other equity derivatives. The Equity Index Fund attempts to track the performance of the S&P 500 Index to achieve a correlation of .95 between the performance of the Equity Index Fund and that of the S&P 500 Index without taking into account the Equity Index Fund’s expenses. There is currently no redemption restriction on this investment.

As of December 31, 2013 and 2012, the Plan held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2013
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds:
Large Cap Funds	$70,612	$70,612	$—	$—
Balanced Funds	34,579	34,579	—	—
International Funds	25,031	25,031	—	—
Small Cap Funds	22,451	22,451	—	—
Fixed Income Funds	9,528	9,528	—	—
Mid Cap Funds	13,423	13,423	—	—
	175,624	175,624	—	—

SkyWest, Inc. common stock	1,655	1,655	—	—
Participant-directed brokerage accounts	10,466	10,466	—	—
Collective Trust	52,223	—	52,223	—

Total	$239,968	$187,745	$52,223	$—

	Fair Value Measurements as of December 31, 2012
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds:
Large Cap Funds	$55,669	$55,669	$—	$—
Balanced Funds	26,596	26,596	—	—
International Funds	20,671	20,671	—	—
Small Cap Funds	15,026	15,026	—	—
Fixed Income Funds	16,771	16,771	—	—
Mid Cap Funds	8,373	8,373	—	—
	143,106	143,106	—

SkyWest, Inc. common stock	1,814	1,814	—	—
Participant-directed brokerage accounts	7,933	7,933	—	—
Collective Trust	37,755	—	37,755	—

Total	$190,608	$152,853	$37,755	$—

5.  Transactions with Parties-in-Interest

ExpressJet Airlines, Inc. is a wholly owned subsidiary of SkyWest, Inc.  SkyWest, Inc. common stock is offered as an investment option in the Plan.  Transactions associated with the shares of common stock of SkyWest, Inc. are considered exempt party-in-interest transactions.  The Plan purchased 43,514 shares of SkyWest, Inc. common stock and sold 79,050 shares of SkyWest, Inc. common stock during the year ended December 31, 2013.  The Plan held 110,045 and 145,581 shares of SkyWest, Inc. common stock with a fair value of $1,655,175 and $1,813,941 as of December 31, 2013 and 2012, respectively.

Plan investments include mutual funds and a collective trust fund managed by the Plan’s trustee, JP Morgan Chase Bank, N.A., and are therefore party-in-interest transactions.  While transactions involving Plan assets with a party-in-interest may be prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Notes receivable from participants totaling $5,523,710 and $4,990,368 as of December 31, 2013 and 2012, respectively, are also considered exempt party-in-interest transactions.

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 31, 2011, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation.  The Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the Plan Administrators believe the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax exempt.

7.  Plan Amendments

No significant Plan amendments were executed in 2013 or through the date of issuance of these financial statements.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits as reported in the financial statements as of December 31, 2013 and 2012 to the Form 5500:

	December 31,
	2013	2012

Assets available for benefits as reported in the financial statements	$246,106,986	$195,734,039
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(62,952)	392,698

Assets available for benefits as reported in the Form 5500	$246,044,034	$196,126,737

The following difference between the financial statements and the Form 5500 is due to the adjustment from fair value to contract value of the JP Morgan Stable Asset Fund, which holds fully benefit-responsive investment contracts, for the year ended December 31, 2013:

Net increase in assets available for benefits as reported in the financial statements	$50,372,947

Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	(455,650)

Net increase in assets available for benefits as reported in the Form 5500	$49,917,297

Supplemental Schedule

Atlantic Southeast Airlines, Inc. Investment Savings Plan

EIN:  58-1354495    Plan No.:  001

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value	Number of Units

	American Century Investments	Equity Income-Inst	$18,732,574	2,183,284
	American Century Investments	International Growth-Inst	11,734,076	864,707
	American Century Investments	Value-Inst	11,497,285	1,396,997
*	JP Morgan	Stable Asset Income Fund-F	30,030,959	70,615
*	JP Morgan	Mid Cap Growth-Select	4,118,205	147,342
*	JP Morgan	Mid Cap Value-Inst	3,379,045	96,214
*	JP Morgan	Smart Retirement Income Fund	586,634	34,126
*	JP Morgan	Smart Retirement Fund 2010-Inst	1,369,300	82,142
*	JP Morgan	Smart Retirement Fund 2015-Inst	2,189,320	126,770
*	JP Morgan	Smart Retirement Fund 2020-Inst	5,823,122	324,951
*	JP Morgan	Smart Retirement Fund 2030-Inst	9,745,608	524,804
*	JP Morgan	Smart Retirement Fund 2040-Inst	14,865,040	780,727
*	JP Morgan	Intrepid Value-Select	1,399,707	40,349
*	JP Morgan	Equity Index-CF	22,191,998	782,510
*	JP Morgan	Large Cap Growth-R6	38,982,270	1,217,815
		Self-directed Brokerage Account	10,465,535	N/A
	PIMCO	Total Return - Admin	9,528,452	891,343
	Columbia	Small Cap Value II-Z	1,655,859	89,458
	LKCM	Small Cap Equity-Adv	1,017,404	37,091
	Dodge & Cox	International Stock	6,195,039	143,937
	Morgan Stanley Inst	Midcap Growth-P	5,925,307	136,685
	Janus	Overseas-T	7,101,854	192,723
	Buffalo	Small Cap	19,777,759	529,951
*	SkyWest, Inc.	Common Stock	1,655,175	110,045
*	Participant loans	Interest rate of 4.91%, maturing through 2018	5,523,710	749

			$245,491,237

* Indicates a party-in-interest to the Plan.

Column (d), cost information, is not applicable for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 27, 2014	ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer
of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm